                U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                FORM 10-SB-A3

          Third Amended Registration Statement on Form 10-SB-A3

           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS

                           AMCI INTERNATIONAL, INC.
                           ------------------------
       (Name of Small Business Issuer as specified in its charter)

         UTAH                                        59-2159271
-------------------------------                ------------------------
(State or other jurisdiction of                (I.R.S. incorporation or
organization)                                   Employer I.D. No.)

                     9005 Cobble Canyon Lane
                         Sandy, Utah 84093
               ---------------------------------------
               (Address of Principal Executive Office)

 Issuer's Telephone Number, including Area Code:  (801) 942-0555

 Securities registered pursuant to Section 12(b) of the Exchange  Act:

                         None

 Securities registered pursuant to Section 12(g) of the Exchange  Act:

               $0.001 Par Value Common Voting Stock
               ------------------------------------
                          Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  See the Exhibit Index herein.

                                  PART I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

     Organization and Charter Amendments
     -----------------------------------

          AMCI International, Inc. (the "Company") was organized under the laws of the State of Utah on July 26, 1983, under the name "H J K, Ltd." The Company was formed to acquire and operate or lease natural resource properties and engage in mining, milling, production, buying and developing natural resource properties.

          The Company's initial authorized capital consisted of 50,000,000 of one mill ($0.001) par value common voting stock. A copy of the Company's initial Articles of Incorporation is attached hereto and is incorporated herein by reference. See Part III, Item 1 of this Registration Statement.

          At the first meeting of the Company's Board of Directors, an aggregate of 954,300 pre-split shares of the Company's common stock were issued to certain directors, executive officers and persons who may be deemed to have been promoters or founders of the Company, in consideration of the sum of $954.

          The Company subsequently sold 2,500,000 pre-split shares of its common stock to the public at a price of $0.01 per share, pursuant to an exemption from registration under Regulation D, Rule 504 of the Securities and Exchange Commission (the "Commission"). The Company received a Certificate of Registration from the State of Utah, Department of Business Regulation, Utah Securities Division, on June 18, 1984. The offering was completed in the first half of 1985, with the Company receiving gross proceeds of $25,000.

          On August 28, 1985, the Company filed Articles of Amendment to the Articles of Incorporation changing the name of the Company to "AMCI International, Inc." A copy of the Articles of Amendment is attached hereto and is incorporated herein by reference. See Part III, Item 1 of this Registration Statement.

          The only business operations conducted by the Company from its inception to the end of the period covered by this Registration Statement were those of AMCI, which manufactured and sold lawn furniture. These operations proved to be unsuccessful and operations ceased in 1987.

          Other than maintaining and restoring its good standing status in the State of Utah, seeking prospective businesses or assets to acquire and the limited operations of the Company, the Company has had no material business operations since that time.

          Following the cessation of its business operations in 1989, the Company's charter was revoked by the State of Utah for failure to file its annual list of directors and executive officers. The Company was revived in the State of Utah on October 8, 1996, under the name "AMCI International, Inc."

          At a special meeting of the Board of Directors held on November 1, 1996, the directors reverse split the outstanding common stock of the Company on a 200 for one basis, while retaining the authorized capital and par value, with appropriate adjustments to the capital surplus and stated capital accounts of the Company. All computations herein below take into account this reverse split.

     Changes of Control During the Past Three Years
     ----------------------------------------------

          Pursuant to the Company's Bylaws, on May 18, 1996, Luigi Brandi, the Company's President and a director, appointed David C. Merrell to fill a vacancy on the Board of Directors in contemplation of reviving the Company. Mr. Brandi resigned immediately thereafter. Cheryl Brandi, the Company's Vice President also resigned. Mr. Merrell then designated Michael C. Brown to serve as a director of the Company. Messers. Merrell and Brown will serve in these capacities until the next annual meeting of stockholders and until their successors are elected and qualified or until their prior resignations or terminations. On the same date, the Board of Directors unanimously consented without a meeting and pursuant to applicable provisions of the Utah Revised Business Corporation Act to elect the following persons to serve in the capacities indicated: David C. Merrell, President; and Michael C. Brown, Secretary/Treasurer.

          See the caption "Security Ownership of Certain Beneficial Owners and Management," Part I, Item 4, of this Registration Statement.

     Sales of "Unregistered" and "Restricted" Securities Over the Past Three
     Years
     -----
          At a special meeting of the Board of Directors held on June 15, 1996, the directors proposed and approved the issuance of 200,000 shares of "unregistered" and "restricted" common stock to: David C. Merrell, 50,000 shares; Michael C. Brown, 50,000 shares; Leonard W. Burningham, Esq., 50,000 shares; and Corie Merrell, 50,000 shares, as payment in full for services rendered to the Company.

          Also, at a special meeting of the Board of Directors held on November 5, 1996, the directors proposed and approved the issuance of 1,227,088 shares of "unregistered" and "restricted" common stock to: Jerry Peterson, 50,000 shares; and Chiricahua Company, 1,177,088 shares, as payment in full for services rendered to the Company.

          See the caption "Recent Sales of Unregistered Securities," Part
II, Item 4, of this Registration Statement; and "Note 4 - Stock Transactions," of the financial statements of the Company, which accompanying this Registration Statement.

Business.
---------

               Other than the above-referenced matters and seeking and investigating potential assets, property or businesses to acquire, the Company has had no material business operations for over five years. To the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, it is essentially a "blank check" company. Because the Company has limited assets and conducts no material business, management anticipates that any such venture would require it to issue shares of its common stock as the sole consideration to acquire the venture. This may result in substantial dilution of the shares of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such venture; the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, its Articles of Incorporation or Bylaws, or contract. The Company faces substantial competition from other "blank check" companies in the search for a suitable merger or acquisition target, including the 14 other "blank check" companies in which David C. Merrell, the Company's President and director, is involved. Therefore, the Company makes no assurance that it will be successful in locating a suitable target and makes no assurance that any future enterprise will be profitable or successful. See the Risk Factor "Competition" of this Registration Statement.

          The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that the number of suitable potential business ventures that may be available to it may be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution to public investors in comparison to the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80% and 95% of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company.

            Although the Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, management has determined to file this Registration Statement on a voluntary basis. In order to have stock quotations for its common stock on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ"), an issuer must have such securities registered under the Securities and Exchange Act of 1934, as amended (the "1934 Act"). Upon the effective date of this Registration Statement, the Company's common stock became registered for purposes of the 1934 Act. Management believes that this will make the Company more desirable for entities that may be interested in engaging in a merger or acquisition transaction. To the extent that management deems it advisable or necessary to maintain a quotation of its common stock on any securities market, the Company will voluntarily file periodic reports in the event its obligation to file such reports is terminated under the 1934 Act. Further, the National Association of Securities Dealers, Inc. (the "NASD") has proposed that all "non-reporting" companies whose shares of common stock are quoted on the NASD's OTC Bulletin Board be dropped. Management believes the filing of this Registration Statement will be important to the Company if the NASD's proposal in this respect is put into effect. See the heading "Risk Factors," specifically "No Market for Common Stock, No Market for Shares.," herein.

          In the event that the Company engages in any transaction resulting in a change of control of the Company and/or the acquisition of a business, the Company will be required to file with the Commission a Current Report on Form 8-K within 15 days of such transaction. A filing on Form 8-K also requires the filing of audited financial statements of the business acquired, as well as pro forma financial information consisting of a pro forma condensed balance sheet, pro forma statements of income and accompanying explanatory notes.

          Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

            Mr. Merrell has substantial experience and expertise with analyzing prospective business endeavors and will be the one to determine the viability of a prospective business endeavor. Mr. Merrell has served as a director and executive officer of three companies, Kara International, Inc.; International Fire Prevention, Inc.; and Digital Power Holding Company, that have completed merger or reorganization transactions with operating entities. Mr. Brown has limited experience with analyzing the quality of a prospective business endeavor. See the heading "Other Public Shell Activities," of Part I, Item 5, of this Registration Statement.

          Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

          Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management, these activities may be limited.

          The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

          Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest; a transaction of this type would create a conflict of interest for such a person. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

          Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals.

          None of the Company's directors, executive officers or promoters, or their affiliates or associates, has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with the Company. Nor are there any present plans, proposals, arrangements or understandings with any such persons regarding the possibility of any acquisition or merger involving the Company.

Risk Factors.
-------------

          In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

            Extremely Limited Assets; No Source of Revenue. The Company has virtually no assets and has had no revenue for over five years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. The Company can provide no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

            Discretionary Use of Proceeds; "Blank Check" Company. Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply any proceeds it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any use or allocation of such proceeds will allow it to achieve its business objectives.

            Absence of Substantive Disclosure Relating to Prospective Acquisitions. Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

            Unspecified Industry and Acquired Business; Unascertainable Risks. To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may acquire. To the extent that the Company may acquire a business in a high risk industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

            Uncertain Structure of Acquisition. Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I, Item 2, of this Registration Statement.

           Shares Available for Future Issuance. The Company is authorized to issued 50,000,000 shares of common stock. As of December 31, 1997, the end of the Company's most recent calendar year, only 1,471,391 shares were issued and outstanding. The issuance of additional shares in connection with any reorganization transaction or the raising of capital may result in substantial dilution of the holdings of current stockholders.

           Limited Funds Available for Operating Expenses. The Company currently has no assets. As a result, all funding necessary to meet the Company's operating expenses in the next 12 months will likely be advanced by management or principal stockholders as loans to the Company. See the heading "Plan of Operation" of the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2 of this Registration Statement.

           Lack of Public Information. As of the date of this Registration Statement, the Company has not identified any potential merger or acquisition candidate. The Company does not intend to limit its search to any particular business or industry. Stockholders will not have access to any information about any such candidate until such time as a transaction is completed and the Company files a Current Report on Form 8-K disclosing the nature of such transaction.

            State Restrictions on "Blank Check" Companies. A total of 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. The Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, while the Company has no substantive business operations and is deemed to a "blank check" Company, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.

            By regulation or policy statement, several states place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies.

            In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Commission. The majority of states have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR, despite its status as a "blank check" or "blind pool" company.

            The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell and/or to develop a secondary market for shares of the Company's common stock in virtually every jurisdiction in the United States. These restrictions should cease once and if the Company acquires a venture by purchase, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature.

            Management to Devote Insignificant Time to Activities of the
Company.   Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote an insignificant amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

            Conflicts of Interest; Related Party Transactions.   Although the
Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management's fiduciary duties to the Company's stockholders. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated. Furthermore, because management and/or beneficial owners of the Company's common stock may be eligible for finder's fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in negotiations regarding such potential acquisitions. Members of management also serve in a similar capacities for several other companies that may be deemed to be "blank check" companies. In the event that a potential merger or acquisition candidate is brought to management's attention, these other relationships may present a conflict of interest. Management will attempt to minimize such conflict by presenting a list of the various "blank check" companies that are available for such a transaction and allowing management of the candidate entity to select the company that best meets its needs. Factors that differentiate such "blank check" companies from one another include, for example, the state of incorporation (and, accordingly, the corporation laws to which such company is subject); whether or not the company has filed a Registration Statement on Form 10-SB and is subject to the periodic reporting, proxy and other requirements of the 1934 Act; the authorized classes of stock and number of shares; the number of shares issued and outstanding; the number of stockholders; the amount and nature of any assets and liabilities; and whether or not the company's securities are quoted on the OTC Bulletin Board of the NASD. There are no current or proposed arrangements specifying the order in which the Company and such other "blank check" companies will participate in any business opportunity.

     Competition. Management believes that there are thousands of "blank check" companies that are also seeking merger or acquisition transactions. Each of these entities will present competition to the Company in its search for a suitable transaction candidate, and the Company makes no assurance that it will be successful in that search. In addition, David C. Merrell, the Company's President and director, also serves as President and director of 14 companies that may be deemed to be "blank check" companies, and each of these entities may be regarded as a direct competitor of the Company in the search for suitable business opportunities. Four of these companies are also subject to the periodic reporting requirements of the Commission, as is Cookie Cup International, Inc., a "blank check" company of which Mr. Merrell is the beneficial owner of 38% of the outstanding common stock. Each of these companies presents direct competition to the Company in identifying and completing a merger or acquisition transaction with a suitable business. See the heading "Other 'Public Shell' Activities" of the caption "Directors, Executive Officers, Promoters and Control Persons," Part I, Item 5 of this Registration Statement.

            Voting Control. Due to their ownership of a majority of the shares of the Company's outstanding common stock (approximately 90% of the outstanding voting securities of the Company are owned by Chirichua Company, David C. Merrell and Michael C. Brown), these stockholders have the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders. Chirichua Company is solely owned by Mr. Merrell. See the caption "Security Ownership of Certain Beneficial Owners and Management," Part I, Item 4, of this Registration Statement.

            No Market for Common Stock; No Market for Shares. Although the Company intends to submit for listing of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4, of this Registration Statement.

            In addition to the foregoing, in order to obtain a listing for its securities on the OTC Bulletin Board, the Company will need to retain a broker-dealer that is willing to act as a "market maker"

            On or about December 11, 1997, the Board of Governors of the NASD approved a proposal to allow only companies that report their current financial information to the Commission to have their securities quoted on the OTC Bulletin Board. Because the Company became subject to the periodic reporting requirements of the Commission upon the effective date of this Registration Statement, management believes that the Company will be in compliance with this provision if it is approved by the Commission. However, in the event that the Company loses this status as a "reporting issuer," any future quotation of its common stock on the OTC Bulletin Board may be jeopardized.

            Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

            There has been no "established public market" for the Company's common stock during the last five years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the NASD.

            Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg. Section 240.15g-2 of the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

            Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Year 2000.
---------

            Because the Company is not presently engaged in any substantial business operations, management does not believe that computer problems associated with the change of year to the year 2000 will have any material effect on its operations. However, the possibility exists that the Company may merge with or acquire a business that will be negatively affected by the "year 2000" problem. The effect of such problem or the Company in the future can not be predicted with any accuracy until such time as the Company identifies a merger or acquisition target.

Principal Products and Services.
--------------------------------

          The limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activities to be conducted by the Company are to manage its current limited assets and to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services.
-------------------------------------------------

          Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker-dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

          None; not applicable.

Competitive Business Conditions.
--------------------------------

          Management believes that there are literally thousands of "blank check" companies engaged in endeavors similar to those engaged in by the Company; many of these companies have substantial current assets and cash reserves. Competitors also include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of the Company or any other entity in the strata of these endeavors; however, the Company, having limited assets and cash reserves, will no doubt be at a competitive disadvantage in competing with entities which have recently completed IPO's, have significant cash resources and have recent operating histories when compared with the complete lack of any substantive operations by the Company for the past several years.

Sources and Availability of Raw Materials and Names of Principal
Suppliers.
-----------

          None; not applicable.

Dependence on One or a Few Major Customers.
-------------------------------------------

          None; not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
------------------------------

          None; not applicable.

Need for any Governmental Approval of Principal Products or
Services.
---------

          Because the Company currently produces no products or services, it is not presently subject to any governmental regulation in this regard. However, in the event that the Company engages in a merger or acquisition transaction with an entity that engages in such activities, it will become subject to all governmental approval requirements to which the merged or acquired entity is subject.

Effect of Existing or Probable Governmental Regulations on
Business.
---------

          The integrated disclosure system for small business issuers adopted by the Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25 million or more.

          The Commission, state securities commissions and the North
American Securities Administrators Association, Inc. ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability to the small business issuer of these capital markets and similar laws, rules and regulations that may be adopted in the future will substantially limit the demand for "blank check" companies like the Company, and may make the use of these companies obsolete.

Research and Development.
-------------------------

          None; not applicable.

Cost and Effects of Compliance with Environmental Laws.
-------------------------------------------------------

          None; not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by the Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to the Company for acquisition, reorganization or merger.

Number of Employees.
--------------------

          None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
--------------------------------------------------------------------

Plan of Operation.
------------------

          The Company has not engaged in any material operations or had any revenues from operations during the last two fiscal years. The Company's plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has virtually no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such venture.

          During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length
transaction.   As of the date of this Registration Statement, the Company has not actively begun to seek any such venture.

          Although the Company is not currently contemplating the borrowing of any funds from members of management or principal stockholders, it is expected that any such loan would be payable upon demand of the creditor and that demand would not be made until such time (if ever) as the Company is able to repay such debt. The Company does not anticipate that loan repayment by any merger or acquisition target company will be a criterion in determining whether to complete a transaction with such a company. In the event that the Company is unable to repay any such loan in cash, it may arrange for repayment in the form of common stock.

Results of Operations.
---------------------

          The Company has had no material operations for over five years. Losses of ($4,136) and ($42,746), for the years ended December 31, 1997 and 1996, respectively resulted from the issuance of stock as payment for services rendered.

Liquidity.
---------

          The Company had no liquidity during the years ended December 31, 1997 and 1996, and a capital contribution of $2,991 was made by a principal stockholder during 1997, and a capital contribution of $1,920 was made by the same stockholder in 1996.

Item 3.  Description of Property.
---------------------------------

          The Company has no assets, property or business; its principal executive office address and telephone number are the home address and telephone number of its President, David C. Merrell, and are provided at no cost. Because the Company has no current business operations, its activities have been limited to keeping itself in good standing in the State of Utah, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Mr. Merrell of providing the use of his home and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

          The following table sets forth the shareholdings of those persons who own more than five percent of the Company's common stock as of the date hereof, to wit:


                      Number of Shares           Percentage
Name and Address     Beneficially Owned           of Class
----------------     ------------------           --------

Chiricahua Company       1,177,088*                  79.9%
9005 Cobble Canyon Ln.
Sandy, Utah  84093

          *   Chiricahua Company is a "doing business as" name of David C.
Merrell, a person who may be deemed to be a promoter of the Company.
Chiricahua Company is engaged in business consulting, particularly in the area of mergers and acquisitions. Mr. Merrell also owns 50,000 shares personally and Corie Merrell, Mr. Merrell's wife, owns 50,000 shares which are deemed to be beneficially owned by Mr. Merrell, all of which are not included in the above computation.


 Security Ownership of Management.
---------------------------------

          The following table sets forth the shareholdings of the Company's directors and executive officers as of the date hereof, to wit:

                         Number of Shares
                         Beneficially Owned      Percentage of
Name and Address          as of 12/31/96          of Class
----------------         ------------------      -------------
[S]                        [C]                    [C]

David C. Merrell (1)       1,277,088                    86.7%
9005 Cobble Canyon Lane
Sandy, Utah 84093

Michael C. Brown               50,000                   3.3%
4065 S. 510 E. No 1G
Salt Lake City, Utah 84017

          (1) Includes 1,177,088 shares of common stock of the Company owned by Chiricahua Company, and 50,000 shares owned by Corie Merrell, Mr. Merrell's wife.

          (2) See the caption "Directors, Executive Officers, Promoters and Control Persons," below, Part I, Item 5, of this Registration Statement, for information concerning the offices or other capacities in which the foregoing persons serve with the Company.

Changes in Control.
-------------------

          There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
----------------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

          The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders (held in June of each year) or until their successors are elected or appointed and qualified, or their prior resignations or terminations.

                                  Date of         Date of
                    Positions    Election or     Termination
Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------
David C. Merrell   Director and       5/96           *
                   President

Michael C. Brown   Director and       5/96           *
                   Secretary/
                Treasurer


          * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

         David C. Merrell, President and a director. Since 1989, he has been the owner of DCM Finance, a Salt Lake City based finance company which makes and brokers real estate loans. Mr. Merrell received his Bachelor of Science degree in Economics from the University of Utah in 1981.

         Michael C. Brown, Secretary/Treasurer and a director. Mr. Brown earned a Bachelor's Degree in accounting from the University of Utah. He has been employed in the Food Industry for the past 10 years, and since 1993, he has been employed by Albertsons Food Stores.

Other "Public Shell" Activities.
-------------------------------

          None of the directors and executive officers are or have ever been involved in any blank check public offerings and have no plans to do such an offering. Furthermore, none of the current directors or executive officers were involved when the Company had operations. However, as indicated below, David C. Merrell has been and is currently involved as a director and executive officer of other companies that may be deemed to be "blank check" companies and future involvement in other "blank check" companies is very likely, but presently unplanned.

          Mr. Merrell also serves as a director and executive officer of the following public companies, (see the heading "Business," of Part I, Item 1, and the risk factor "Conflicts of Interest; Related Party Transactions," of the heading "Risk Factors," of Part I, Item 1) which may give rise to a conflict of interest in seeking acquisition of any property, assets and business, by reorganization, merger or otherwise. Mr. Merrell does not believe that there will be any material conflict of interest in serving as a director or executive officer in any of these companies because information regarding these companies is usually provided to persons who are interested in seeking to "go public" pursuant to a "reverse" reorganization, merger or acquisition, and these persons generally make the determination as to which company would better fit their requirements. Each of the following companies may be deemed to be a "blank check" or "public shell" company and, as of the date of this Registration Statement, none has been successful in locating a significant business opportunity with which to merge or to acquire.

                       SEC
Name of Company        File No.      Positions held  Appointed    Resigned
---------------        -------       --------------  ---------    --------
New Environmental      002 76219-NY  President and   7/20/95          *
Technologies, Inc.                   Director

Composite Design, Inc.  33 3358-NY   President and   2/27/96          *
                                     Director

A.X.R. Development, Inc. 2 99110-NY  President and   9/23/96          *
                                     Director

First Republic Capital,   N/A (1)    President and   7/31/96          *
Corporation                          Director

Saratoga Mint, Inc.     33 16271     President and  10/11/96          *
                                     Director

The Theme Factory, Inc. 33 30158     President and   4/30/97          *
                                     Director

Vibrosaun International,021-81053-4L President and    3/7/97          *
Inc. (formerly known as              Director
"Morning Glory, Inc.")

E.R.C. Energy Recovery 021-13600-NY  President and    6/7/96          *
Corporation                          Director

First Deltavision, Inc. 0-23511      President and   5/21/96          *
                                     Director

Souvall-Page & Company,024-03765-D   President and   6/23/97          *
Inc.                                 Director

Alto Casino Corporation 33 1144-D    President and   5/12/97          *
                                     Director

Commercial Property, Inc.  0-4494    President and  11/19/97          *
                                     Director

Northwest Silver           N/A (2)   President and    3/5/98          *
Corporation                          Director

Video Shopping Mall, Inc.002-96519-D President and    3/1/98          *
                                     Director

Cherokee Minerals and Oil, 0 23729   President and    2/1/96         1/5/98
Inc.                                 Director

          *presently serving in these capacities.

          (1) Mr. Merrell is informed and believes that this entity is a "public shell" company, but has been unable to identify any SEC File No. as of the date of this Report.

          (2) This entity was incorporated in 1904 and made its initial public offering of securities before the adoption of the 1934 Act. No filings have ever been made with the Commission and, therefore, no SEC File No. has been assigned.

          First Deltavision, Inc.; Cherokee Minerals and Oil, Inc.; Composite Design, Inc.; A.X.R. Development, Inc.; and Cookie Cup International, Inc. (an entity of which Mr. Merrell is the beneficial owner of 38% of the issued and outstanding shares )are subject to the periodic reporting requirements of the Commission, and as such, present direct competition to the Company in identifying and completing a merger or acquisition transaction with a suitable business.

     In addition to serving as director and executive officer of the above companies, Mr. Merrell is the beneficial owner of the following percentages of the issued and outstanding shares of common stock of these entities:

Name of Company                     Percentage Interest (1)
---------------                     -------------------

New Environmental Technologies, Inc.     81%

Composite Design, Inc.                   80%

A.X.R. Development, Inc.                 91%

First Republic Capital Corp.             86%

The Theme Factory, Inc.                  94%

Vibrosaun, Inc.                          90%

Cookie Cup International, Inc.           38%

E.R.C. Energy Recovery Corporation       63%

First Deltavision, Inc.                  58%

Alto Casino Corporation                  77%

Commercial Property                      83%

Northwest Silver                         77%

Cherokee Minerals and Oil, Inc.          21%

     (1) These percentages take into account all shares owned by Mr. Merrell; his wife, Corie Merrell; and Chiricahua Co. and Chiricahua Investments LC, which are entities that may be deemed to be controlled by Mr. Merrell. Neither Ms. Merrell, Chiricahua Co., nor Chiricahua Investments LC is a stockholder of any "public shell" company that is not disclosed above.

     Due to his substantial holdings in each of these companies, Mr. Merrell may be deemed to be a promoter of each. None of these entities has engaged in any merger or acquisition transaction as of the date of this Registration Statement. However, it is anticipated that Mr. Merrell may receive consideration for his retirement of all or a portion of his shares, as discussed under the heading "Business" of this Registration Statement. Each of these companies may be deemed to be a competitor to the Company in the search for a suitable merger or acquisition target.

          The following table summarizes the companies for which Mr. Merrell has served as a director, executive officer or consultant and which have completed a reorganization or merger or in which he sold his interest and the consideration received by Mr. Merrell in connection with each reorganization or sale:

                                                     Reorg. or
                                                     Sales
Original Company Name     New Company Name   Symbol  Date     Consideration(1)
---------------------     ----------------   ------  -------- -------------
Kara International, Inc.    International    IHIN    2/23/98  16,000 shares(2)
(SEC File No. 002 97690-D)  Heritage                          $138,750
                            Incorporated

International Fire          Trident Media    TDNT   12/30/97  65,404 shares(3)
Prevention, Inc.            Group, Inc.                       $31,209.06
(SEC File No. 2 98074-NY)                                     Warrant(4)
                                                              Debenture(5)

Digital Power Holding       same name        DPWN    5/6/98   69,500 shares(6)
Company                                                       $40,628.76
(SEC File No. 2-93477-D)

          Mr. Merrell received this consideration in exchange for his relinquishment of a controlling interest (by stock holdings) in each of these entities; and the number of shares represents shares he has owned and which he retained. With the exception of Corie Merrell, as discussed below, no other stockholder of any of these entities was compensated on the same basis as Mr.
Merrell.

          (1)  Mr. Merrell served as the President and as a director of Kara
International, Inc., now known as International Heritage Incorporated, from
May 9, 1994, to April 11, 1997.  He also served as the President and as a director of International Fire Prevention, Inc., now known as Trident Media
Group, Inc., from September, 1996, to January 1998; additionally, he served as the President and a director of Digital Power Holding Company from January 16,
1996 to May 6, 1998.   Mr. Merrell presently has no involvement with either
entity other than his status as a minority stockholder.

          (2) During the year ended December 31, 1995, Mr. Merrell and his wife, Corie Merrell, respectively were issued 6,556 and 321 shares of "restricted securities" of Kara International, for services rendered; and on February 28, 1997, an additional 50,000 shares of "restricted securities" of Kara International were issued to Mr. Merrell for services rendered. These proceeds resulted from the sale of a portion of the securities owned by Mr.
and Ms. Merrell prior to the date of the filing of this Registration Statement and after the closing of the change of control of Kara. At that time, their was a limited market for the shares of common stock of Kara International on the OTC Bulletin Board, and any stockholder could presumably have sold his/her/its shares for approximately the same price as that received by the Merrells. The price for these shares varied and was negotiated at arms' length with the respective purchasers, and was computed after the deduction of $62,650 in legal and other costs paid by Mr. Merrell in connection with the change of control.

          (3) Mr. Merrell and his wife each acquired 226,402 shares of "restricted securities" of International Fire in a foreclosure proceeding of certain promissory notes executed by certain former principal stockholders on or about April 22, 1997; and each was issued an additional 500,000 shares of "restricted securities" on or about July 31, 1997. All of these latter
1,000,000 shares were canceled on the closing of the reorganization for nominal consideration. These proceeds resulted from the sale of a portion of the securities owned by Mr. and Ms. Merrell prior to the date of the filing of this Registration Statement and after the closing of the change of control of International Fire. At that time, their was a limited market for the shares of common stock of International Fire on the OTC Bulletin Board, and any stockholder could presumably have sold his/her/its shares for approximately the same price as that received by the Merrells. The price for these shares was negotiated at arms' length with the respective purchasers, and this amount was computed after the deduction of legal, accounting and other expenses paid by Mr. Merrell in connection with the reorganization amounting to approximately $43,790.94.

          (4) In connection with the completion of the reorganization transaction with Trident Media Group, Inc. ("Trident"), Mr. Merrell was granted a warrant to purchase up to 80,000 "unregistered" and "restricted" shares of common stock of International Fire. These warrants are exercisable at a price of (i) 125% of the opening bid price if the shares are listed on the NASDAQ Small Cap Exchange on or before December 30, 197; or (ii) if the shares are not listed on the NASDAQ Small Cap Exchange on or before December
30, 1997, 125% of the average bid price of such shares on the OTC Bulletin
Board for the 30-day period immediately preceding December 30, 1997. The warrants are exercisable for a period of two years from the date that the exercise price is determined as set forth above.

          (5) Also in connection with the Trident reorganization, International Fire issued to Mr. Merrell a debenture in the principal amount of $75,000, payable on December 30, 1998. The debenture bears interest at a rate of 7% per annum, on the first days of April, June, September and December, 1998.

          (6) On April 8, 1998, Digital Power Holding Corporation authorized the issuance of 410,436 shares to Chiricahua Company, which is wholly owned by David C. Merrell. Of the 410,436 shares owned by Chiricahua, Mr. Merrell sold
300,000 or 30% of to I-Storm Acquisition Corp. on May 6, 1998. Of the remaining 110,436 shares, 38,067 were canceled on closing of this sale, leaving a balance of 72,369; 2,869 shares were given to Mark Van Wagoner, Esq.
as payment for fees leaving a total of 69,500 shares which Mr. Merrell currently owns. Of the 69,500 shares, I-Storm has an option to purchase
34,750 shares (or half of 69,500) shares at $2.00 per share until May 6, 1999, which is when the option expires. Mr. Merrell received $75,000 for the 300,000 shares I-Storm purchased. After paying Digital Power Holding
Company's attorneys fees and costs, he netted approximately $40,628.76.

Significant Employees.
----------------------

          The Company has no employees who are not executive officers.

Family Relationships.
---------------------

          There are no family relationships between any director or executive officer.

Involvement in Certain Legal Proceedings.
-----------------------------------------

          During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

          (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

          (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

          (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures
Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

          The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:


                    SUMMARY COMPENSATION TABLE


                           Long Term Compensation

                    Annual Compensation   Awards  Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                              ities        All
Name and   Year or               Other  Rest- Under- LTIP  Other
Principal  Period   Salary Bonus Annual rictedlying  Pay- Comp-
Position   Ended      ($)   ($)  Compen-Stock Optionsouts ensat'n
-----------------------------------------------------------------

David C.
Merrell,    12/31/95    0     0     0     0      0     0   0
President,  12/31/96    0     0     0   (1)(2)   0     0   0
V.P. and    12/31/97    0     0     0     0      0     0   0
Director

Michael C.
Brown       12/31/95    0     0     0     0      0     0   0
Secretary/  12/31/96    0     0     0    (1)     0     0   0
Treasurer,  12/31/97    0     0     0     0      0     0   0
Director


     (1)    On June 15, 1996, 50,000 "unregistered" and
            "restricted" shares of the Company's common stock were issued to each of these persons in consideration of services rendered. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4, of this Registration Statement.

     (2) On November 5, 1996, 1,177,088 "unregistered" and "restricted" shares of the Company's common stock was issued to Chiricahua Company which is wholly owned by David C. Merrell, a director and executive officer of the Company, in consideration of services rendered. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4, of this Registration Statement.

          No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the fiscal years ended December 31, 1997 or 1996, or the period ending on the date of this Registration Statement. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

          There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------

          There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

          There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, each of the current directors and executive officers have received "unregistered" and "restricted" shares of the Company's common stock in consideration of services rendered. See the captions "Business Development" and "Executive Compensation" Part I,
Item 1 and 6, respectively, of this Registration Statement.

Certain Business Relationships.
-------------------------------

          There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, each of the current directors and executive officers have received "unregistered" and "restricted" shares of the Company's common stock in consideration of services rendered. See the captions "Business Development" and "Executive Compensation" Part I,
Item 1 and 6, respectively, of this Registration Statement.

Indebtedness of Management.
---------------------------

          There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, each of the current directors and executive officers have received "unregistered" and "restricted" shares of the Company's common stock in consideration of services rendered. See the captions "Business Development" and "Executive Compensation" Part I,
Item 1 and 6, respectively, of this Registration Statement.

Parents of the Issuer.
----------------------

          The Company has no parents.  See the caption "Business
Development," Part I, Item 1, of this Registration Statement.

Transactions with Promoters.
----------------------------

          There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest. However, each of the current directors and executive officers have received "unregistered" and "restricted" shares of the Company's common stock in consideration of services rendered. See the captions "Business Development" and "Executive Compensation" Part I,
Item 1 and 6, respectively, of this Registration Statement.

Item 8.  Description of Securities.
-----------------------------------

          The Company has one class of securities authorized, consisting of 50,000,000 shares of $0.001 par value common voting stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

          Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. All shares of the common stock now outstanding are fully paid and non-assessable.

          There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

          There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.

                                  PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------

Market Information.
-------------------

          There has never been any established "public market" for shares of common stock of the Company. The Company intends to submit for quotation of its common stock on the OTC Bulletin Board of the NASD; however, management does not expect any public market to develop unless and until the Company completes an acquisition, reorganization or merger. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Commission by members of management may have a substantial adverse impact on any such public market, and all of the current and former members of management have already satisfied the "holding period" requirement of Rule 144. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4, of this Registration Statement.

Holders.
--------

          The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 87.

Dividends.
----------

          The Company has not declared any cash dividends with respect to its common stock or its preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

          The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

          There have been no changes in the Company's principal independent accountant in the past two fiscal years or as of the date of this Registration Statement. The current accountant for the Company audited its last financial statements for the year ended December 31, 1997.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

                       Date              Number of           Aggregate
     Name            Acquired             Shares           Consideration
      ----            --------            ---------         -------------
Michael C. Brown       6/15/96               50,000            Services

Leonard W. Burningham  6/15/96               50,000            Services

Chiricahua Corporation 11/5/96            1,177,088            Services

Corie Merrell          6/15/96               50,000            Services

David C. Merrell       6/15/96               50,000            Services

Jerry Peterson         11/5/96               50,000            Services

          With the exception of Leonard W. Burningham, Esq. and Jerry Peterson (persons believed to be an "accredited investors"), each of these persons is a current or former director and executive officer of the Company and/or controlled Chiricahua Company (David C. Merrell) or a family member of the foregoing, and had access to all material information regarding the Company prior to the offer or sale of these securities. The offers and sales of these securities are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof, and from similar states' securities laws, rules and regulations requiring the offer and sale of securities by available state exemptions from such registration.

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

          Section 16-10a-902(1) of the Utah Revised Business Corporation Act authorizes a Utah corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

          Section 16-10a-902(4) prohibits a Utah corporation from indemnifying a director in a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in a proceeding in which the director was adjudged liable on the basis that he or she improperly received a personal benefit. Otherwise, Section 16-10a-902(5) allows indemnification for reasonable expenses incurred in connection with a proceeding by or in the right of a corporation.

          Unless limited by the Articles of Incorporation, Section 16-10a-905 authorizes a director to apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. Section 16-10a-907(1) extends this right to officers of a corporation as well.

          Unless limited by the Articles of Incorporation, Section 16-10a-903 requires that a corporation indemnify a director who was successful, on the merits or otherwise, in defending any proceeding to which he or she was a party against reasonable expenses incurred in connection therewith. Section 16-10a-907(1) extends this protection to officers of a corporation as well.

          Pursuant to Section 16-10a-904(1), the corporation may advance a director's expenses incurred in defending any proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has met the standard of conduct specified in Section 16-10a-902.
Unless limited by the Articles of Incorporation, Section 16-10a-907(2) extends this protection to officers, employees, fiduciaries and agents of a corporation as well.

          Regardless of whether a director, officer, employee, fiduciary or agent has the right to indemnity under the Utah Revised Business Corporation Act, Section 16-10a-908 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements
--------------------

     Audited Financial Statements for the year
     December 31, 1997 and December 31, 1996
     ---------------------------------------

     Independent Auditors' Report

     Balance Sheet

     Statements of Operations

     Statements of Stockholders' Equity

     Statements of Cash Flows

     Notes to the Financial Statements

     Unaudited Financial Statements for the period
     June 30, 1998
     --------------

     Balance Sheet

     Statement of Operations

     Statements of Stockholders' Equity

     Statements of Cash Flows

     Notes to the Financial Statements


                                      PART III

Item 1.  Index to Exhibits.
---------------------------

          The following exhibits are filed as a part of this Registration
Statement:


Exhibit
Number      Description*
------      ------------

3.1       Initial Articles of Incorporation dated July 26, 1983**

3.2       By-laws**

3.3       Certificate of Amendment to
          Articles of Incorporation dated August 28, 1985 respecting name change**

27        Financial Data Schedule**


          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

          ** Each of these documents was filed as an exhibit to the Company's Registration Statement on Form
               10-SB, filed on June 12, 1998, and is incorporated herein by reference.

                              SIGNATURES

          In accordance with Section 12 of the Securities
Exchange Act of 1934, the Registrant has caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         AMCI INTERNATIONAL, INC.

Date: 11/4/98                            By: /s/ David C. Merrell
     --------                                ------------------------
                                             David C. Merrell, Director
                                             and President

Date: 11/4/98                            By: /s/ Michael C. Brown
     --------                                ------------------------
                                             Michael C. Brown, Director
                                             Secretary/Treasurer

                                  AMCI
                           INTERNATIONAL, INC.
                      (A Development Stage Company)

                          FINANCIAL STATEMENTS

                            December 31, 1997

                        INDEPENDENT AUDITORS  REPORT


The Board of Directors

AMCI International, Inc.
(A Development Stage Company)
Salt Lake City, Utah

We have audited he accompanying balance sheets of AMCI International, Inc. (a development stage company) as of December 31, 1997 and the related statements of operations, stockholders equity (deficit), and cash flows for the years ended December 31, 1997 and 1996 and from inception on July 26, 1983 through December 31, 1997. These financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMCI International, Inc. (a development stage company) as of December 31, 1997 and the results of its operations and its cash flows for the years ended December 31, 1997 and 1996 and from inception on July 26, 1983 through December 31, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company and has no established source of revenue which raises substantial doubt about its ability to continue as a going concern. Management s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Jones, Jensen & Company

Jones, Jensen & Company
Salt Lake City, Utah
May 6, 1998

                                  AMCI
                           INTERNATIONAL, INC.
                      (A Development Stage Company)
                              Balance Sheet
                                 ASSETS

                                                     December 31,
                                                        1997
CURRENT ASSETS

 Cash                                               $    -

  Total Current Assets                                   -

  TOTAL ASSETS                                      $    -

             LIABILITIES AND STOCKHOLDERS  EQUITY (DEFICIT)

CURRENT LIABILITIES

 Accounts payable                                   $     2,045

  Total Current Liabilities                               2,045

STOCKHOLDERS  EQUITY (DEFICIT)

 Common stock: 50,000,000 shares authorized
  of $0.001 par value, 1,471,391 shares issued
  and outstanding                                         1,471
 Additional paid-in capital                              70,621
 Deficit accumulated during the development stage       (74,137)

  Total Stockholders  Equity (Deficit)                   (2,045)

  TOTAL LIABILITIES AND STOCKHOLDERS  EQUITY (DEFICIT) $    -

                                  AMCI
                           INTERNATIONAL, INC.
                     (The Development Stage Company)
                        Statements of Operations

                                                      From
                                                     Inception on
                                                     July 26,
                             For the Years Ended   1983 Through
                                 December 31,      December 31,
                             1997        1996          1997
REVENUES                    $   -        $   -       $   -

EXPENSES                      4,136       42,746      47,582

LOSS FROM DISCONTINUED
 OPERATIONS (NOTE 3)            -            -        26,555

NET LOSS                    $(4,136)  $  (42,746) $  (74,137)

NET LOSS PER SHARE OF
 COMMON STOCK               $ (0.00)  $    (0.03)

                                      AMCI
                               INTERNATIONAL, INC.
                          (A Development Stage Company)
                   Statements of Stockholders' Equity (Deficit)
                                                                 Deficit
                                                                Accumulated
                                                  Additional      During the
                                  Common Stock      Paid-In     Development
                                Shares    Amount    Capital        Stage
At inception on July 26, 1983         -   $    -    $   -        $    -

Common stock issued for services
 at $0.20 per share                 4,772      5        949           -

Common stock issued for cash
 at approximately $2.00 per share  12,500     12     24,988           -

Common stock issued to
 acquire subsidiary recorded at
 predecessor cost of $0.00         27,000     27        (27)          -

Net loss from inception July 26,
 1983 to December 31, 1994            -        -        -         (27,155)

Balance, December 31, 1994         44,272     44     25,910       (27,155)

Net loss for the year ended
 December 31, 1995                    -        -        -            (100)

Balance, December 31, 1995         44,272     44     25,910       (27,255)

Common stock issued for services
 at approximately $0.03 per
 share                          1,427,088  1,427     39,800           -

Stock split adjustment                 31      -        -             -

Contributed capital                   -        -      1,920           -

Net loss for the year ended
 December 31, 1996                    -        -        -         (42,746)

Balance, December 31, 1996      1,471,391  1,471   $ 67,630     $ (70,001)

Contributed capital                   -        -      2,991           -

Net loss for the year ended
 December 31, 1997                    -        -        -          (4,136)

Balance, December 31, 1997      1,471,391  1,471     70,621       (74,137)

                                  AMCI
                           INTERNATIONAL, INC.
                      (A Development Stage Company)
                        Statements of Cash Flows

                                                               From
                                                           Inception on
                                                             July 26,
                                     For the Years Ended   1983 Through
                                          December 31,     December 31,
                                      1997         1996        1997
CASH FLOWS FROM OPERATING
 ACTIVITIES

 Net loss                              $  (4,136) $ (42,746) $  (74,137)
 Adjustments to reconcile net loss to
  net cash used by operating activities:
 Contributed capital for expenses          2,991      1,920       4,911
 Stock issued for services                   -       41,227      42,181
 Increase (decrease) in accounts
  payable                                  1,145       (401)      2,045

  Net Cash Used by Operating Activities      -           -      (25,000)

CASH FLOWS FROM INVESTING
 ACTIVITIES                                  -           -          -

CASH FLOWS FROM FINANCING
 ACTIVITIES

 Issuance of common stock for cash           -           -       25,000

  Net Cash Provided by Financing
   Activities                                -           -       25,000

NET INCREASE (DECREASE) IN CASH              -           -          -

CASH AT BEGINNING OF PERIOD                  -           -          -

CASH AT END OF PERIOD                     $  -        $  -      $   -

CASH PAID FOR:

 Interest                                 $  -        $  -      $   -
 Income taxes                             $  -        $  -      $   -

NON-CASH FINANCING ACTIVITIES

 Contributed capital for expenses         $ 2,991     $ 1,920   $ 4,911
 Common stock issued for services         $    -      $41,227   $42,181

                        AMCI INTERNATIONAL, INC.
                     (A Development Stage Company)
                   Notes to the Financial Statements
                          December 31, 1997

NOTE 1 - ORGANIZATION AND HISTORY

The Company was incorporated on July 26, 1983 under the laws of State of Utah as HJK, Ltd. The purpose of the business was to acquire and operate or lease natural resource properties and engage in mining, milling, production, buying and developing natural resource properties. On August 16, 1985 the Company issued 5,400,000 shares common stock to acquire 100% of the common stock of AMCI International, Inc. (AMCI). AMCI was engaged in manufacturing and selling quality furniture. The subsidiary was involuntarily dissolved on December 31, 1987. Presently, the Company is seeking a new business opportunity.

        a. Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a calendar year end.

        b. Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

        c. Loss Per Share

The computations of loss per share of common stock are based on the weighted average number of shares outstanding during the period of the financial statements.

        d. Provision for Taxes

At December 31, 1997, the Company had net operating loss carryforwards of approximately $74,000 that may be offset against future taxable income through 2012. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation account of the same amount.

        e. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. Until that time, shareholders of the Company have committed to meeting its minimal operating needs.

NOTE 3 - DISCONTINUED OPERATIONS

The Company has been inactive since 1987. Therefore, all revenues generated by the Company have been netted against the expenses and are grouped into the discontinued operations line on the statement of operations.

NOTE 4 - STOCK TRANSACTIONS

On June 15, 1996, the Company issued 40,000,000 shares common stock for services rendered valued at $40,000.

On November 1, 1996, the Board of Director approved a 200 for 1 reverse stock split and issued 1,227,088 shares of post split common stock for services rendered, valued at $1,227. The reverse stock split has been applied retroactively to the financial statements.

                    AMCI INTERNATIONAL, INC.
                 (A Development Stage Company)

                      FINANCIAL STATEMENTS

              June 30, 1998 and December 31, 1997

                           AMCI INTERNATIONAL, INC.
                        (A Development Stage Company)
                               Balance Sheets

                             ASSETS

                                             June 30,   December 31,
                                              1998         1997
                                            (Unaudited)
CURRENT ASSETS

 Cash                                       $     -       $       -

          Total Current Assets                    -               -

          TOTAL ASSETS                      $     -       $       -

         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

     Accounts payable                       $   8,863     $   2,045

          Total Current Liabilities             8,863         2,045

          TOTAL LIABILITIES                     8,863         2,045

STOCKHOLDERS' EQUITY (DEFICIT)

     Common stock: 50,000,000 shares
      authorized of $0.001 par value,
      1,471,391 shares issued
      and outstanding                           1,471         1,471
     Additional paid-in capital                72,368        70,621
     Deficit accumulated during the
     development stage                        (82,702)      (74,137)

          Total Stockholders' Equity (Deficit) (8,863)       (2,045)

          TOTAL LIABILITIES AND STOCKHOLDERS'
           EQUITY (DEFICIT)                  $    -      $        -

                    AMCI INTERNATIONAL, INC.
                 (A Development Stage Company)
                    Statements of Operations
                          (Unaudited)
                                                                     From
                                                                 Inception on
                             For the              For the          July 12,
                         Three Months Ended  Six Months Ended    1996 Through
                             June 30,             June 30,         June 30,
                          1998        1997    1998        1997       1998
REVENUES                $      -     $      -   $     -   $     -   $     -

EXPENSES                   8,565        1,952     8,565     1,952    56,147

LOSS FROM DISCONTINUED
OPERATIONS                     -            -         -         -    26,555

NET INCOME              $ (8,565)    $ (1,952)  $(8,565)  $(1,952) $(82,702)

NET EARNINGS (LOSS)
 PER SHARE OF COMMON
 STOCK                  $  (0.00)    $  (0.00)  $ (0.00)  $ (0.00)

BASIC WEIGHTED AVERAGE
OF SHARES OUTSTANDING   1,471,391     1,471,391  1,471,391   1,471,391

                          AMCI INTERNATIONAL, INC.
                        (A Development Stage Company)
                Statements of Stockholders' Equity (Deficit)
                                                                  Deficit
                                                                Accumulated
                                                  Additional      During the
                                  Common Stock      Paid-In     Development
                                Shares    Amount    Capital        Stage
At inception on July 26, 1983         -   $    -    $   -        $    -

Common stock issued for services
 at $0.20 per share                 4,772      5        949           -

Common stock issued for cash
 at approximately $2.00 per share  12,500     12     24,988           -

Common stock issued to
 acquire subsidiary recorded at
 predecessor cost of $0.00         27,000     27        (27)          -

Net loss from inception July 26,
 1983 to December 31, 1994            -        -        -         (27,155)

Balance, December 31, 1994         44,272     44     25,910       (27,155)

Net loss for the year ended
 December 31, 1995                    -        -        -            (100)

Balance, December 31, 1995         44,272     44     25,910       (27,255)

Common stock issued for services
 at approximately $0.03 per
 share                          1,427,088  1,427     39,800           -

Stock split adjustment                 31      -        -             -

Contributed capital                   -        -      1,920           -

Net loss for the year ended
 December 31, 1996                    -        -        -         (42,746)

Balance, December 31, 1996      1,471,391  1,471   $ 67,630     $ (70,001)

Contributed capital                   -        -      2,991           -

Net loss for the year ended
 December 31, 1997                    -        -        -          (4,136)

Balance, December 31, 1997      1,471,391  1,471     70,621       (74,137)

Contributed capital                   -        -      1,747           -

Net loss for the six months ended
 June 30, 1998 (Unaudited)            -        -        -          (8,565)

Balance, June 30, 1998
 (Unaudited)                    1,471,391 $1,771  $  72,368      $(82,702)

                         AMCI INTERNATIONAL, INC.
                       (A Development Stage Company)
                         Statements of Cash Flows
                                (Unaudited)
                                                                      From
                                                                  Inception on
                                   For the           For the         July 12,
                             Three Months Ended Six Months Ended  1996 Through
                                   June 30,          June 30,        June 30,
                              1998       1997    1998      1997        1998
CASH FLOWS FROM OPERATING
 ACTIVITIES:

  Net loss                   $ (8,565)    $(1,952) $(8,565) $(1,952) $(82,702)
  Adjustments to reconcile
   net loss to net cash
   used by operating
   activities:
   Contributed capital for
     expenses                   1,747       2,139    1,747    2,139     6,658
   Stock issued for services      -           -        -        -      42,181
   Increase (decrease) in
     accounts payable           6,818        (187)   6,818     (187)    8,863

        Net Cash Used by
        Operating Activities      -           -        -        -     (25,000)

CASH FLOWS FROM INVESTING
 ACTIVITIES:                      -           -        -        -         -

CASH FLOWS FROM FINANCING
 ACTIVITIES:

  Issuance of common stock for
  cash                            -           -        -        -      25,000

   Net Cash Provided by Financing
    Activities                    -           -        -        -      25,000

NET INCREASE (DECREASE)
 IN CASH                          -           -        -        -         -

CASH AT BEGINNING OF PERIOD       -           -        -        -         -

CASH AT END OF PERIOD        $    -      $    -    $   -    $   -    $    -

CASH PAID FOR:

  Interest                   $    -      $    -    $   -    $   -    $    -
  Income taxes               $    -      $    -    $   -    $   -    $    -

NON-CASH FINANCING ACTIVITIES

  Contributed capital for
  expenses                   $    -      $    -    $   -    $   -    $  4,911
  Common stock issued for
  services                   $    -      $    -    $   -    $   -    $ 42,181

                    AMCI INTERNATIONAL, INC.
                 (A Development Stage Company)
               Notes to the Financial Statements
              June 30, 1998 and December 31, 1997


NOTE 1 - ORGANIZATION AND HISTORY

        The Company was incorporated on July 26, 1983 under the laws of State of Utah as HJK, Ltd. The purpose of the business was to acquire and operate or lease natural resource properties and engage in mining, milling, production, buying and developing natural resource properties. On August 16, 1985 the Company issued 5,400,000 shares common stock to acquire 100% of the common stock of AMCI International, Inc. (AMCI). AMCI was engaged in manufacturing and selling quality furniture. The subsidiary was involuntarily dissolved on December 31, 1987. Presently, the Company is seeking a new business opportunity.

        a. Accounting Method

        The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a calendar year end.

        b. Cash and Cash Equivalents

        Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

        c. Loss Per Share

        The computations of loss per share of common stock are based on the weighted average number of shares outstanding at the date of the financial statements.

        d. Provision for Taxes

        At June 30, 1998, the Company had net operating loss carryforwards of approximately $82,000 that may be offset against future taxable income through 2013. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation account of the same amount.

        e. Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        f. Unaudited Financial Statements

        The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal, recurring nature.

NOTE 2 - GOING CONCERN

        The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. Until that time, shareholders of the Company have committed to meeting its minimal operating needs.

NOTE 3 - DISCONTINUED OPERATIONS

        The Company has been inactive since 1989. Therefore, all revenues generated by the Company have been netted against the expenses and are grouped into the discontinued operations line on the statement of operations.

NOTE 4 - STOCK TRANSACTIONS

        On June 15, 1996, the Company issued 200,000 shares common stock for services rendered valued at $40,000.

        On November 1, 1996, the Board of Director approved a 200 for 1 reverse stock split and issued 1,227,088 shares of post split common stock for services rendered valued at $1,227. The reverse stock split has been applied retroactively to the financial statements.

NOTE 5 - RELATED PARTY TRANSACTIONS

       During the six months ended June 30, 1998, a shareholder of the Company had contributed to capital $1,747 in expenses incurred in its behalf.

NOTE 6 - ACCOUNTS PAYABLE

       The Company has accrued $6,917 in legal fees during the six months ended June 30, 1998. These legal fees are included in the $8,863 of accounts payable at June 30, 1998.